

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 2, 2010

via U.S. mail and facsimile

J. M. Bernhard, Jr., CEO
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, Louisiana 70809

> **RE:** **The Shaw Group Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2009**
> **Filed October 30, 2009**
> **Form 10-Q for the Fiscal Quarter ended November 30, 2009**
> **File No. 1-12227**

Dear Mr. Bernhard:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief